Filed by Rudolph Technologies, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

SEC S-4 Registration Statement No. 333-127371

Subject company:  August Technology Corporation
Commission File No. 000-30637

Rudolph Technologies, Inc.
Moderator: Bob Koch
January 30, 2006
4:45 p.m. EST

OPERATOR: Good afternoon ladies and gentlemen. My name is Jeanie (ph) and I will be your conference facilitator today. At this time, I would like to welcome everyone to the Rudolph Technologies' Earning's Conference Call. All lines have been placed on mute to prevent any background noise. After the speakers' remarks there will be a question and answer period. If you would like to ask a question during this time, please press start then the number one on your telephone keypad. If you would like to withdraw your question, press the pound key. Thank you. It is now with great pleasure to turn the floor over to your host. Mr. Bob Koch, Vice President and General Counsel. Sir you may begin your conference.

BOB KOCH, VICE PRESIDENT AND GENERAL COUNSEL, RUDOLPH TECHNOLOGIES: Thank you and good afternoon everyone. Rudolph issued a fourth quarter and full year 2005 earning's release this afternoon shortly after the close. If you have not received a copy of the release, please call my office at 973-448-4306 and a copy will be faxed or e-mailed to you. Joining us today on the call are Paul McLaughlin, Chairman and Chief Executive Officer, Steven Roth, Chief Financial Officer and Nathan Little, Executive Vice President.

As is always the case I need to remind you of Safe Harbor regulations. Any matters today that are not historical facts particularly comments regarding the company's future plans, objectives, forecasts and expected performance consist of forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such estimates whether expressed or implied are being made based upon currently available information and our best judgment at this time.

Within these statements are a wide range of assumptions that the company believes to be reasonable. However, it must be recognized that these statements are subject to a range of uncertainty that can cause the actual results to vary materially. Thus the company cautions that these statements are not guarantees of future performance. Risk factors that may impact Rudolph's results are described in the company's latest form 10Q as well as other periodic fillings with the SEC.

Rudolph Technologies does not update forward-looking statements and expressly disclaims any obligation to do so. I will now turn the call over to Paul McLaughlin. Paul, please go ahead.

PAUL MCLAUGHLIN, CHAIRMAN AND CHIEF EXECUTIVE OFFICER, RUDOLPH TECHNOLOGIES: Thank you. Good afternoon everyone and thank you for joining us. On today's call we plan to discuss our fourth quarter and full year results and to give you our view of what is happening in our industry overall. And specifically what is happening in metrology inspections. We will also discuss in some detail the significant progress in our strategic merger with August Technology.

As we have recently reported the Securities and Exchange Commission has declared our S4 Registration Statement effective. The joint proxy statement prospectus has been mailed to Rudolph and August shareholders and special shareholder meetings to vote have been scheduled for Wednesday, February 15th. Throughout our prepared remarks we will highlight the basis for our optimistic view of the 2006 semi conductor capital equipment market overall focusing particularly on our addressable metrology and inspection market therein.

Today Rudolph Technologies reported revenues of $18.3 million for the fourth quarter compared to $20.2 million in the third quarter of 2005. On a year over year basis, fourth quarter revenue was down 21 percent from that of the fourth quarter in 2004. After three cents per share in facility consolidation costs, we reported earnings per share of one cent for the quarter compared to seven cents for the 2005 third quarter.

We are consolidating two facilities in New Jersey, our manufacturing operations in Ledgewood and our Engineering Design and Software Development Center in Mount Arlington into one new facility in Mount Olive, New Jersey. Reflecting our strongly bullish view of our growth prospects, this new facility will give us approximately 83,000 square feet of space which is 57 percent more space than the two facilities we are consolidating. This is particularly meaningful as we make this expansion only to meet long term growth forecasts of our metrology business unit since soon after closing of the strategic merger with August Technology we will be moving our manufacturing of our family of WaferView products to the new headquarters of our inspection products which is Bloomington, Minnesota. As you may already know, subsequent to the closing of our merger with August we will organize into three distinct business units, BU; Metrology BU in New Jersey under the leadership of Rob Loiterman, Inspection BU in Minnesota under the leadership of Nathan Little and our Design and Analysis and Review BU in Massachusetts under the leadership of Michael Plisinski.

Going forward after the merger you will be hearing about plans we have for each of these three business units. We mentioned early in 2005 that we thought the market would move sideways for a couple of quarters. Our full year results surely have shown that forecast to be correct. Fiscal 2005 revenues ended at $82.9 million, down about 1.6 percent from 2004 levels. That is a good example of a sideways moving market. Nonetheless we believe that sideways revenue performance will be better than the average front end semi conductor capital equipment company for 2005 when all front end companies have reported 2005 results.  In Q4, 2005 both revenues and earnings were in line with our initial guidance. For the full year 2005 we reported earnings per share of 29 cents versus 40 cents in 2004.

Now let me shift gears and discuss our view of some of the drivers in the semi conductor capital business and how they affect the new Rudolph after closing of our strategic merger with August Technology. On an overall capital equipment perspective, it is clear to us as we discuss metrology and inspection roadmaps with our customers that the trend by device manufacturer of all types to spend more of their available equipment capital purchase on process control solutions is continuing.

We expect our customers to spend on average 15 percent of their equipment related capital purchases for process control solutions up from a reported 10 to 11 percent during the last cycle peak in 2000. More specifically we see two major trends that are a part of this overall projected market growth for process control solutions. The first of which is inevitable move to the use of copper in more and more metallization schemes. We believe 2006 may be the year that memory makers commit to change over to copper metallization starting with flash memory manufacturers, notably NAND memory manufacturers, and we see copper gaining acceptance in more advanced logic applications. This is good for RTEC as we believe our MetaPULSE has become the standard of copper metrology on product labels. Our new solution the third general MetaPULSE, MP3 is designed to extend that leadership position to the 45 nanometer and the 32 nanometer technology nodes.

The second strong driver for RTEC is the continued transition from manual to automated macro defect inspection in both the back end and the front end of semi conductor manufacturing. We believe that compelling economics and new camera and software technology have converged to make automated macro defecting inspection a must have for new fabs at the 65 nanometer technology node and below. We are well positioned to take advantage of this trend particularly in the front end with our WaferView product line and we will add to that as a results of our strategic merger with the industry's leading all surface inspection technology from August Technology.

Other technology trends that should positively affect RTEC include the increased adoption of low and ultra low-k materials in both memory and logic device applications. These are some of the key growth areas for our Legacy transparent film metrology products particularly our Ellipsometry solutions, and we see good growth opportunities in this market as it re-accelerates in 2006.

These are primary technology drivers for RTEC. But let me dissect our forecast growth on two other dimensions, market segment growth and territorial strength. First from a market segment perspective we see memory manufacturers and foundries as clear leaders in capital purchases in 2006 at least during the first half of 2006. The foundry model has increased in relevance as fables company population has grown around the world.

The big three foundries have now expanded to the big four, TSMC, UMC, Chartered and now SMIC of China. RTEC stands to benefit three of these four with multiple product lines if they follow through on that 2006 capital equipment budget. And currently we see no reason to believe all four will not spend to their forecast. Now let me discuss territorial growth. We see strength in Asian memory manufacturers and in Asian foundries.

RTEC is well positioned to leverage our strong sales applications and service network in these areas. We see particular growth in Japan. Recently we reported that our new Japan office tripled sales volume during its first full year of operation and accounted for over 15 percent of 2005 revenue. We are forecasting significant growth in 2006 for our Rudolph Technologies' Japan KK operations. Japan device makers appear to be segmented into haves and have-nots and we are well positioned to service the haves.

An important take away from this analysis is that RTEC is shifting from a value to a growth service company. Our mission continues to be planned profitable growth by a best of breed solutions in our selected market niches while offering investors above average return. The word growth gets increased emphasis as we enter 2006. Positive cash flow is also an important ingredient in our business model as we continuously work to become a desired stock investment for our shareholders.

Stock value in our judgment increases if we can grow sales and earnings faster than the industry, increase our peak operating margins cycle to cycle and grow cash. I am pleased to report that for 2005 our cash and marketable securities grew by over $4 million. As you know we do not give specific order numbers but let me say qualitatively that our book to bill ratio is more than 20 percent above the industry's book to bill ratio in Q4 and we remain very positive about orders growing in 2006 for the reasons mentioned earlier.

With that I will now ask Steve to provide more details on Rudolph's performance during the 2005 fourth quarter. Steve?

STEVEN ROTH, CHIEF FINANCIAL OFFICER, RUDOLPH TECHNOLOGIES: Thanks Paul and good afternoon everyone. 2005 was a challenging year for Rudolph as we successfully balanced the sideways movements in the industry but remained profitable in meeting our guidance for the 25th consecutive quarter while pursuing our strategic merger with August Technology which brings together two premier franchises that will provide leadership in a fragmented industry, benefits to our customers and value for our shareholders.

As Paul mentioned in line with our previous guidance, the company's fourth quarter revenue totaled $18.3 million compared to $20.2 million in the third quarter of 2005. Revenue for the 2004 fourth quarter was $23.1 million. Looking at our fourth quarter revenues geographically, approximately 48 percent of our revenues were from Asia, 27 percent from Europe and 25 percent domestic. We are particularly pleased with the success of our Japanese subsidiary in the first full year of operations.

During the fourth quarter Japan accounted for 28 percent of our revenues, the highest quarterly percentage in over five years. The breakdown of revenues by product family for the fourth quarter of 2005 was 38 percent metals, 21 percent transparent, 18 percent inspection with the remaining parts and service. We continue to be excited about our inspection business as it continues to gain traction as evidenced by the fact that it represented approximately 16 percent of our revenues for 2005 up from approximately four percent in 2004.

Fourth quarter gross margin was 44 percent compared to 47 percent in the third quarter of 2005. The gross margin in the fourth quarter of 2004 was also 47 percent. The gross margin decreased in comparison to both periods was primarily due to customer support and fixed manufacturing costs representing a larger component of cost of goods sold on a lower revenue basis. Research and Development expenses for the third quarter totaled $2.5 million compared to $3.1 million in the third quarter of 2005 and $3.6 million in the year ago period. As a percentage of revenue R&D was 13 percent compared to 15 percent last quarter and 16 percent in the same quarter last year.

The year over year decrease in R&D is primarily due to reduced headcount, the timing of our product releases and the timing of our sub contractor programs as we announced several new products in the first half of 2005 and devoted a substantial amount of our R&D efforts in the second half of the year to sustaining engineering efforts on these new products. The company's commitment to developing leading edge innovative products that meet our customer needs continues to drive our research and development efforts. We are currently ramping a number of research and development projects and as such expect R&D expense to increase significantly in absolute dollars in the first quarter of 2006.

Selling, general and administrative expenses for the fourth quarter totaled $5.5 million compared to $4.7 million in the third quarter of 2005 and $4.4 million in the prior year period. As a percentage of revenue SG&A was 30 percent in the 2005 fourth quarter, 23 percent last quarter and 19 percent in the prior year period.

The year over year increase in SG&A in absolute dollars was due to the termination fees and duplicative rent incurred in the 2005 fourth quarter associated with the consolidation of our facilities. Also contributing to the increase was an increase in cash and equity compensation costs and increased sales and administrative costs at our foreign branch offices. We currently expect that SG&A will be approximately 23 percent of revenue in the first quarter of 2006.

Interest income and other for the fourth quarter totaled $339,000 compared to $208,000 in the third quarter of 2005 and $376,000 in the prior year period. Our provision for income taxes was $74,000 for the fourth quarter and our effective tax rate for 2005 was approximately 26 percent. We currently expect our effective tax rate for 2006 to be approximately 30 percent excluding the impact of the August merger.

The company continues a strong heritage of profitability as the fourth quarter net income totaled $206,000 or one cent per diluted share compared to $1.2 million or seven cents per diluted share for the 2005 third quarter. The 2005 fourth quarter was impacted by our previously announced facility consolidation project. Excluding the $590,000 in termination and duplicative rent associated with this project, our earnings per share would have been four cents per share.

Looking at our balance sheet, our cash and marketable securities at the end of the fourth quarter totaled $80.8 million. Our accounts receivable increased approximately $4 million during the quarter to $26 million. The increase in receivables was primarily driven by the timing of shipments in the quarter which were heavily skewed towards the month of December and the longer collection times of our sales in Japan.

Working capital was $125.3 million as of December 31, 2005. Capital expenditures for 2005 fourth quarter totaled $1.7 million which was primarily related to leasehold improvements on the new facility. Our depreciation expense for the quarter was approximately $485,000. At this point I would like to turn the call back over to Paul.

PAUL MCLAUGHLIN: Now let me give you our guidance. As mentioned earlier we believe the industry has passed a trough in the current cycle and is headed north. We see acceleration in orders as we enter 2006 for our front end products at least through the first half of 2006. As a result, the company is currently anticipating 2006 first quarter revenues to be up approximately 10 percent. The company is forecasting the earnings per share of four to six cents per diluted share for the 2006 first quarter.

Now let me turn back to our strategic merger with August Technology. As many of you are aware many mergers have not lived up to expectations due in part to a lack of comprehensive integration planning. With the extended period August and Rudolph have had to get ready for this merger, as you may recall a definitive agreement between our companies was announced last June, I am increasingly optimistic that we have addressed most of the normally difficult integration issues and are ready to get out of the gate quickly to the benefit of customers, employees and shareholders alike.

Now let me ask Nathan to give you an update on our integration planning activity. Nathan.

NATHAN LITTLE, EXECUTIVE VICE PRESIDENT, RUDOLPH TECHNOLOGIES: Thank you Paul. During the past six months we have had 16 different integration teams working on operational plans to merge August and Rudolph. These teams represent all of the major functional areas like sales, service, engineering and our regional overseas operations. Representatives from both companies have participated on these teams and where necessary we have established sub teams to address specific issues.

Within the restrictions necessary for such pre-merger activities these teams have reviewed the programs, processes and personnel in their respective organizations and put together plans to merge them as rapidly and as efficiently as possible. Functional task lists have been developed along with schedules for pre-merger, day one and post-merger activities. In addition to planning the merger of the operations, these teams were tasked with developing a schedule of synergies that could be expected from the merged operations.

We have broken our synergy targets down into two categories; $5 million in costs in synergies and $5 million in so called growth synergies for a total of $10 million in combined synergies that we are forecasting to occur in our first full year of operations. Cost synergies are achieved by eliminating duplicative costs like public company expenses, advertising and trade shows in the merged company at its current pro forma level of business. The second broad category growth synergies are expected to be achieved as the merged company continues to grow.

For example both companies have plans to hire additional personnel as their businesses continue to expand. Through cross training and operational efficiencies we would expect to avoid hiring some of those people in the combined company. In addition we would expect to gain additional revenues by leveraging the knowledge of the two selling organizations and pursuing cross selling opportunities.

Since our integration team leaders have also had the day to day responsibility for their current operations they and their team members are well qualified to identify these synergies and most importantly to implement the synergy program post close. Obviously prior to the merger we are precluded from discussing certain activities between the companies. For example we cannot discuss what may turn out to be duplicative engineering development programs in much detail.

Similarly pre-merger competitive and confidentiality considerations preclude detailed forecasting of growth synergies. The teams have put a lot of work into integration planning and as you can imagine we are now well into working on the pre-merger activities in preparing for day one. We are now looking forward to working together as the new Rudolph. Let me now turn the call back over to Paul.

PAUL MCLAUGHLIN` Thank you Nathan. And as I mentioned earlier soon after closing of our merger we will be giving more detailed guidance on what performance to expect from the merged company. Now we will open the phone lines for questions. Operator?

OPERATOR: Thank you. At this time I would like to remind everyone if you would like to ask a question, to please press star then the number one on your telephone keypad.

We will pause for just a brief moment to compile the Q&A roster.

Thank you. Your first question is coming from Suresh Balaraman with Think Equity. Please go ahead.

SURESH BALARAMAN, THINK EQUITY: Thank you. While you talked about the book to bill as it relates to the industry book to bill. I am assuming the overall industry book to bill of .96, you being 20 percent on top of it would put you in the 1.16 plus probably closer to 1.2. Is that the way to read the book to bill?

PAUL MCLAUGHLIN: That is the way to read that.

SURESH BALARAMAN: OK, and in terms of the bookings, did they increase sequentially from last quarter? And I understand you had a really strong quarter in bookings, growth and was there any lumpiness where you had a negative growth in this quarter?

PAUL MCLAUGHLIN: They were about the same maybe a little bit higher. Is that right Steve?

STEVE ROTH: Yes, close.

SURESH BALARAMAN: OK, good. And also Steve you talked about R&D and it would go up. Can you give us more specific numbers and also wondering whether any non recurring benefits in R&D spending this quarter. It dropped meaningfully by about 600 K or something.

STEVE ROTH: No non-recurring things that I can think of in the R&D line but I can tell you there is a substantial ramp going on here and I am talking probably somewhere in the 40 to 50 percent up on absolute dollars, again depending on timing of a lot of these cost can come on. I know there is a potential after going out and get them all on board. But if they were to all hit we could be up easily 40 to 50 percent in absolute dollars in Q1.

SURESH BALARAMAN: OK great, thanks.

OPERATOR: In queue, your next question is coming from Mr. Stuart Muter with RBC Capital. Please go ahead.

STUART MUTER, RBC CAPITAL: Yes, thanks for taking my question. Good afternoon. I guess the big picture question for you Paul, do you expect metrology or you know process control to grow faster than wafer fab equipment in '06?

PAUL MCLAUGHLIN: Yes, we continue to believe that is the case. Obviously we will get the benefit of this cyclical growth component but we also believe that as we talk with our various customer Stuart who are spending more of their dollars on process control solutions and we now have a significantly larger bucket of products to offer. So I think we will disproportionately grow in that case, but so won't other process control companies because of those factors. We think we will even do better than that.

STUART MUTER: I am trying to figure out why your metrology hasn't really come out of the gate strongly in Q4 relative to front end equipment if you catalyze metrology orders that were down sequentially in the December quarter and you guys are kind of flattish. So I a just trying to figure out you know what is going on. Do you think it is the mix of new fabs versus existing fabs adding capacity or do you think it is lumpiness?

PAUL MCLAUGHLIN: I think it is lumpiness to be honest with you. I think we have seen some very positive things. That is why we are so bullish right now going into this quarter. I think we had a very good order quarter. We are going to have an even better one this quarter. We are seeing some very good signs particularly in the Asian memory manufacturers and foundries. And we are particularly strong at three out of the four foundries and we expect to see the cash register to ring in those areas in the '06 quarter.

STUART MUTER: OK that is helpful Paul, if I could sneak a question in for Steve on gross margins. Where do you think they are going to trend in Q1? They are a little bit lighter than I expected. Could you talk a little bit more about the customer support costs that you mentioned earlier?

STEVEN ROTH: I think I mean if you with the guidance we gave we are coming back in line with kind of where we were in q3 of '-5 which was again a 47 percent margin range. I would expect it to be somewhere in that range.

PAUL MCLAUGHLIN: Stuart, let me make a comment on that. I think you are well aware of our long term operating model which is in the mid 50s. Revenues n the $20 million range just can't get us there unless we are willing to cut the infrastructure we have worldwide and we have chosen not to do that. We have chosen to maintain that and our infrastructure and we have some 130 - 140 people at various fabs around the world. That structure will continue.

So it is really volume related. We have said before that we think we have to be slightly north of $30 million a quarter for the Rudolph piece of the business to get back into the mid 50s in gross margin level and returning in the low 20 percent at the operating line. I still believe that is the case.

STUART MUTER: OK, excellent thank you.

OPERATOR: In queue your next questions if coming from Mr. Bill Lu with Piper Jaffray. Please go ahead.

BILL LU, PIPER JAFFREY: Yes, hi there, good afternoon. Just a couple of questions. First of all Paul, when you talked about strength in the foundries I just want to make sure I understand you right. That is talking about 1Q not just the '06 in general right?

PAUL MCLAUGHLIN: I am sorry, Bill. Could you say that again, talking about what?

BILL LU: Yes, so when you talked about strength for the foundries that was specifically 1Q right?

PAUL MCLAUGHLIN: Yes it is but also we think it could continue on for the rest of the year. We think people like TSM will be more planned. We see it more measured. But yes to that in the first quarter, I am looking at a very solid first quarter from the foundry business.

BILL LU: OK, you know we have done some number crunching ourselves and it seems to us like (INAUDIBLE) cash should grow by 25 percent or so this year if you look at your customers' plan for copper expansion and for fab expansion in general. Would you agree with that number?

PAUL MCLAUGHLIN: Yes I would. I have seen mostly, I looked over the ISS numbers for those of you who were art the ISS, the Industry Semi Seminar, which took place at early January and the consensus average on forecast for front end capital, for capital equipment in general was 5.7 percent. We see much more than that. So, and it is closer to your number than it is to the 5.7 that they reported.

BILL LU: OK great and last question for Steve, you talked about Japan being (INAUDIBLE) quarter. What had Japan been historically for say over the last couple of years in terms of percentages?

STEVEN ROTH: Yes, it has been before we went direct you know a year ago we were talking probably in the single digit, seven, eight, nine percent depending on the year.

BILL LU: Wow, OK great thanks.

STEVEN ROTH: Thank you Bill.

OPERATOR: Thank you. Your next question is coming from Mr. Steve O'Rourke with Deutsche Bank. Please go ahead.

STEVE O'ROURKE, DEUTSCHE BANK: Good afternoon, thanks for taking my call, just a quick follow up to that Paul to make sure that I understand this. Did you say that you anticipate that your serves available market could grow by 25 percent this year?

PAUL MCLAUGHLIN: Well we think there are two major trends that could do that and could easily make that happen. Let me, the two of them are the copper, the move to copper. It has been painfully slow in our mind but we believe it is inevitable that has happened and we think with a push out of the memory makers particularly the NAND guys and you can read that. There are two big guys playing at the moment in the copper NAND. If they make a commitment, that piece of the business will expand substantially. We also believe that the excitement level in the macro defect inspection market has grown much in excess of what I think some of the forecasters had on their plans for this year. And I say that because of the convergence of technologies primarily camera technologies' software technologies has converged with some very powerful economics and cost of ownership models such as that market in our judgment could significantly outgrow the rest of the business.

STEVE O'ROURKE: And just a follow on that, if you consider I guess sort of MetaPULSE which has kind of declined for a few quarters if I have my numbers correct just from historical perspective, kind of picked up this quarter. And your positioning with the rest of your product line could you se Rudolph out growing your available market this upcoming year? Would you anticipate that or expect it?

PAUL MCLAUGHLIN: Well that is hard to say. Obviously we are planning, you can tell by the fact of our expansion of facilities that we are planning on significant business in the metrology area right away. We are moving into a significantly larger facility that will allow us to get a lot more product out the door. That is because we see it out there. We see it happening. I am very bullish on the year but I don't want to put a cap on it Steve.

STEVE O'ROURKE: OK and one follow up then; you also mentioned that kind of model numbers would be at a $30 million quarterly revenue run rate. Do you see that as a possibility in 2006?

STEVEN ROTH: Well I

PAUL MCLAUGHLIN: Stand alone basis Steve?

STEVEN ROTH: I would say we had planned accordingly that yes we would have been well into those models yes.

PAUL MCLAUGHLIN: It obviously is a strategic merger with August that will change and we will then get back to you post closing of the merger and give you good guidance on where to look at the numbers when we get past that point.

STEVE O'ROURKE: I see and one quick follow up Steve. Is there anything inclusive of your EPS guidance in the March quarter?

STEVE ROTH: Is there any?

STEVE O'ROURKE: Option expensing, anything like that, stock based compensation expense?

STEVEN ROTH: Well you remember we kind of accelerated all of our options about a year ago so there is not a significant charge there. There is some equity compensation that is sitting in there but nothing like you know years of conversion that is coming through.

STEVE O'ROURKE: OK thank you.

STEVEN ROTH: Thanks Steve.

OPERATOR: Thank you. Your next question is coming from Mr. Ray Kukreja with WR Hambrecht. Please go ahead.

RAY KUKREJA, WR HAMBRECHT: Thank you and thank you for taking my questions. In first Paul could you give us an update on when you might recognize revenue (INAUDIBLE) to CD and (INAUDIBLE) from the timing of MP3 and (INAUDIBLE) 3 (INAUDIBLE) equipment.

PAUL MCLAUGHLIN: I think we will talk about shipments of both of those occurring this quarter. But revenue will not take place really until second and third quarter.

RAY KUKREJA: OK and just switching gears here but just going back to the gross margin you know number that you gave us earlier for Q1 as being increased to 47 percent. Do you see yet a meaningful improvement over rest of year and do you think (INAUDIBLE) around 50 percent in Q3, Q4 timeframe?

PAUL MCLAUGHLIN: I would like to believe if we get up around the north of the $30 million number, we are in the mid 50s not at 50. We are very highly leveragable here. We have the infrastructure in our various facilities all around the world and it is very much volume related. You can pick up three, four, five, six points very quickly if you can get the volume out of the $20 million range. And that we expect will happen this year and will happen as the year goes it will get even better.

So I think there is a couple of things in our behalf here favorable. One is we are going to get cyclical upkick. But we are also getting the benefit of the leverage at the gross margin line which will then flow right down to the operating line. So I am very optimistic that we will be at our model range before the year is out.

RAY KUKREJA: OK, and if I could ask one final question. Your accounts receivable for the quarter went up 19 percent while sales were down almost 10 percent. Could you explain what seems to be the disconnect there?

STEVE ROTH: Yes I tried to, this is Steve Roth. In my prepared remarks if you really look at (INAUDIBLE) quarter over quarter, I mean we had a substantial amount of shipments go out in December. That is one of the drivers. And I am talking you know 60 percent of the quarter's revenues were shipped in the month of December, no specific reason other than that is when customers were looking to have this stuff delivered.

You couple that with the high percentage of Japan revenues that I talked about. And we are seeing in Japan you now collection time, well not collection times but terms in Japan are running at a minimum of six months. So I have a significant increase in Japan activity. As a matter of fact if I do the math, if I excluded the Japan activity my day sales would have been very close to what they were last quarter just excluding the Japan activity. So it was a combination of those two factors that drove it up.

RAY KUKREJA: Good, thank you very much.

OPERATOR: Thank you. Once again as a reminder if you do have a question you may press star then one on your telephone keypad at this time.

Your next question is coming from Mr. Mehdi Hossieni with FBR. Please go ahead.

MEHDI HOSSIENI, FBR: Yes a couple of questions. First, you were talking about transparent revenues in Q4 of $3.8 million and then talking about the strength in memory DRAM. Will it be safe to assume that Steve we should expect to see a significant sequential growth in transparent revenues Q1, Q2 and then excuse me and in regarding the one time charges in Q4? Steve if I take that out of the SG&A would the pro forma operating profit be around 2.4 percent?

STEVEN ROTH: Yes, I guess you have done the math quicker than I have. You are saying if you took it out of the SG&A line it would have brought us down to like 26 percent on the SG&A line I think?

MEHDI HOSSIENI: Right.

STEVEN ROTH: Yes that would be right.

MEHDI HOSSIENI: And then regarding the transparent, again with the strength in memory market should we expect a significant turn around in terms of (INAUDIBLE) revenues?

PAUL MCLAUGHLIN: I think you will see some of the strength of our transparent business apparent at the end of this first quarter. And going into second quarter it is still a little bit early to tell partly because I think for those of you who sat through the ISS seminar, the semi seminar that one of the speakers from Dataquest made a good point and it is happening here in this business is the business is turning more into a turn business.

You are getting more and more business that shifts within the quarter as our customers are getting are shifting into a mode of last minute orders, giving you commitments but not firm commitments. And that is what is happening. So I am a little bit reluctant to give you what is going to happen in the second quarter but I think you will see strength in the first quarter in our transparent business.

MEHDI HOSSIENI: Sure, two to that extent if I go back to Q1 of '05 that is when you had about excuse me, about $11 or so million in MetaPULSE revenue. Would strength or would some of the bookings from flash coming in in the second half would you expect to get to those levels in the first half or the second half of '06?

PAUL MCLAUGHLIN: Well we would like to believe that you know that is exactly that level I think we would go, could expect to see that even be stronger than that with an introduction of the MetaPULSE III. But that will be the second and third quarters.

MEHDI HOSSIENI: And to that extent can you provide the mix of MetaPULSE and MetaPULSE II for the fourth quarter?

PAUL MCLAUGHLIN: I think it was about almost 20 percent of the orders was MetaPULSE II of the MetaPULSE orders, which means that is, was dominated by memory which is the aluminum side of the market. And that is where we said we saw strength in Asian memory makers and it is primarily Asian aluminum for our MetaPULSE last quarter and we expect that to continue. We see that continuing.

You have obviously seen some of the very positive news. I think several of you, I know Bill Lu reported  it and others have as well. In terms of the strength being  places like Hynix, places like that, the growth in China and elsewhere. Obviously that is a real positive thing. Those things are what is driving our MetaPULSE business.

MEHDI HOSSIENI: If I may one follow up. With Japan so strong and then the mix of the revenue from the U.S. lower than historical average and with one of our largest based customers migrating to 45 nanometer, should I expect growth from U.S. coming in in the back end of this year? And to that extent should I expect incremental increase in transparent I am sorry in the MetaPULSE book because of the migration to 45 nanometers?

PAUL MCLAUGHLIN: Now let me make a comment on that. Obviously I can't comment on specific customers but overall Intel is a customer specifically talked publicly about their fab 32 expansion which is a 45 nanometer fab and fab 28 in Israel that will come on subsequently to that. Those things are happening at the end of the year. They are ramping, they have been very public about this. They have been ramping their 65 currently and they will quickly shift into 45 and that will happen at the end of the year. So obviously that could be good news for companies like Rudolph.

MEHDI HOSSIENI: So we should also expect increasing commercial business from Intel because of the 45 nanometer ramp?

PAUL MCLAUGHLIN: You know I would rather not comment about specific customers but that is a conclusion that you know people could draw when one of your big customers has an expansion you know. So that would happen for anybody, any customer. So I will stay away from it specifically. We are prohibited from talking particularly about Intel other than what they have gone public on and they have gone public on fabs 28 and 32. And that will happen at the end of this year and six months following in Israel. The first one is in Chandler, Arizona. The second one is in Israel.

MEHDI HOSSIENI: Let me rephrase the question. With MetaPULSE III coming into the market to focus on 45 nanometer, is there going to be an (INAUDIBLE) ASP?

PAUL MCLAUGHLIN: Not a significant one. It is more benefits in other areas. It is more a cost of ownership kind of improvement. Not a significant in similar (INAUDIBLE). (INAUDIBLE) have a whole family of products in the MetaPULSE III area. There will be a family of tools some of which will probably end up a little bit higher. Some of which will probably end up a little bit lower in terms of selling price.

MEHDI HOSSIENI: How about gross margin?

STEVE ROTH: Margin on the MetaPULSE III will be better.

MEHDI HOSSIENI: Great, thank you.

OPERATOR: In queue your next question is coming from Mr. David Duley with Merriman. Please go ahead.

DAVID DULEY, MERRIMAN: Yes, could you just chat about in the current quarter, the December quarter the gross margin was below where I had modeled and you made it up by having less operating expenses. So could you talk about the current periods that you just (INAUDIBLE) gross margins and why they were there and why you expect such significant improvement which is (INAUDIBLE)?

STEVE ROTH: OK, well if you take my comments and some of Paul's comments, this is Steve Roth. You know I said with the guidance we would be back to is the Q3 level right that we gave out. We would be very close to what we got in Q3 and margins were 47 percent. Paul made the comment a couple of minutes ago that we chose not to cut the infrastructure and my comments were that those fixed costs, those infrastructure costs i.e. the customer service organization and the branch office operations are fixed in that above the line.

So if we don't cut those costs and you lower the top line a little bit, obviously margins go down proportionately. So I would say if you keep those costs at around the same level OK and you raise the revenues back up that ten percent we will be right back to that 47 percent. That is kind of my rationale.

DAVID DULEY: OK, and in the fourth quarter the customer service organization (INAUDIBLE). it sounded like you were spending some money there. What were some of the things that you were spending our money there on? You know I thought you made a prepared comment that made me think that there was incremental spending in this area. So maybe you could tell us what you meant by that.

PAUL MCLAUGHLIN: We kept the spending high in the applications area because we are trying to help push the move to copper in the memory area among other things. We think that is the thing that has been the slowest in our transition to a larger company has been the fact that copper has taken so long to get going. so that when a couple customers have indicated interest and I mentioned the kinds of customer, memory guys, NAND (INAUDIBLE) guys and we have tried to support them very strongly in the application of our MetaPULSE to their advanced NAND devices. So there was some additional spending but not significant.

DAVID DULEY: OK.

PAUL MCLAUGHLIN: that is the structure that we have kept in place. We have a program that many of you know. We call it the EIR, the expert in residence program where we put experts in residence at the major, our major customers around the world and they live there and get badged and go into the facilities dedicated specifically to improving the application of MetaPULSE, primarily copper as things go forward.

DAVID DULEY: Just a clarification, when you talked about the mix in MetaPULSE tools. When you referred to just standard MetaPULSE tool that the DRAM guys use on the aluminum side and the MetaPULSE II tool is more the logic foundry copper tool?

PAUL MCLAUGHLIN: Absolutely.

DAVID DULEY: OK.

PAUL MCLAUGHLIN: That is exactly it.

DAVID DULEY: Well how about just from a macro perspective in both DRAM and in Flash, what percentage or maybe you know there is not that many customers any more so let's say call it ten customers or however you want to characterize it. What percentage are using copper now in either their memory, in either their flash or DRAM devices and what percentage would you think would use it sometime during '06? What percentage are going to move into your camp in '06?

PAUL MCLAUGHLIN: Let me answer the question Dave this way. This is Paul. There really has not been a move yet to copper yet at all in any significant way in any kind of memory. All of the memory manufacturers I think there is a percentage at each of these companies that are sending sample quantities, devices out. You have seen something, announcements, public announcements by people like Micron and their copper efforts.

There have been some but in total percentage it is very, very small. It is very, very small. We do not see that yet. We think it will kick in so that we have nowhere to go but up because there is nobody there at the moment using copper in a significant production quantity in memory. There just isn't.

DAVID DULEY: So the percentage is being very low and that is what I am trying to figure out you know. I may not have asked the question right. I would certainly like to know which customers would like to move but I am not sure you can tell me that. But is there 70 nanometers in flash and 90 nanometers in DRAM that gets these guys to move to copper? Or have any in both of them?

PAUL MCLAUGHLIN: Copper will probably not come in at the 100 nanometer or 90 nanometer nodes. It will be 70.

DAVID DULEY: OK.

PAUL MCLAUGHLIN: as long as they can mainly because of the yield issues and the problems with bringing on copper. And they don't need it. You know the benefit of copper is high speed and low power. So that is not really kicking in as a driver for that segment of the business until the 70 nanometer node.

DAVID DULEY: OK, and do you think it is the guys that are both DRAM and flash that move to copper first or is it just you know the more. I am just trying to figure out if there is some trend that you know we all can monitor without calling you guys all the time to see how your customers move in that direction.

PAUL MCLAUGHLIN: Well obviously there are a couple of big guys that do this. One would look at and I think there has been some public information about new fabs particularly in Japan at a major manufacturer there who is a joint venture with SanDisk. And one would watch what that has to do. Tat is an indication, obviously Samsung in Korea. As we have indicated in prior conference calls they have been evaluating copper and we expect at some time they will put it in. When will they do it? Well we are trying to accelerate that. My feeling is we are going to see some significant growth in 2006 n that area as they move to copper.

DAVID DULEY: And one final thing from me and then I will turn it over to somebody else. You know you have the Intel Micron joint venture starting up in flash and I believe they will be using Intel's process technology in their two or four cell flash technology however you wanted to characterize that. Would that, does that give you a better chance to see them moving to copper than if it was either a company stand alone?

PAUL MCLAUGHLIN: Let me ask Nathan.

NATHAN LITTLE: Yes, David this is Nathan Little. Obviously I think we follow the public statements that have gone out on the joint venture closely. They have indicated initially that they are focusing on the processes out of Micron and that they will be counting on Intel to bring in the processes out of Intel. Clearly we have a strong position at Intel and we would hope to be able to follow that. So, you know I think as far as the timing is we still have to wait and see how quickly they will bring that in.

DAVID DULEY: Thanks a lot.

OPERATOR: Thank you. You do have a follow-up question from Mr. Stuart Muter with RBC Capital. Please go ahead.

STUART MUTER: yes thank you. I just wanted to follow up on where you see the growth in revenues coming in Q1 relative from Q4. And you talked a little bit about this with some questions from (INAUDIBLE). And you talked about transparent you expect to grow. But you also expect inspection and metal metrology to grow sequentially in Q1?

PAUL MCLAUGHLIN: I think the metrology segment looks particularly strong. The front end is starting to kick in Stuart. We went through a trough there in the summertime in terms of activities in the metrology area and it was nicely picked up by the macro inspection business. Having said that we are seeing significant signs of our metrology business rebounding. So I think you will see a bigger proportion of our sales coming out of the metrology products both metal and transparent this first quarter.

STUART MUTER: Great thank you.

OPERATOR: Thank you. You do have a follow up question from Mr. Steve O'Rourke with Deutsche Bank. Please go ahead.

STEVE O'ROURKE: Hi thank you. How much of your business this past quarter was turns and how do you expect turns business to trend going into the first half of '06?

PAUL MCLAUGHLIN: Hmm, you know that is a good question. We are trying to monitor that all the time and we are trying to get a definition of turns. What has happened, several of our customers and you can guess who these are they give you a projected equipment requirement and they will give you a forecast of those. And then they will release orders against those at the last minute, such that it is like 60 days. So instead of our normal you need four to five months to build these.

So we will have these schedules four to five months in advance but the actual purchase order which we will report on may not come until 60 days before the shipment. So there is a percentage of our business that would be classified typically as a turn's business. (INAUDIBLE) at the high side at the moment. But I think more and more trends are to get that to happen. I think that (INAUDIBLE) that Dataquest gave a pretty good overview of that at ISS and that trend is really happening. Our customers are trying to get a quicker turn. They put the burden on the equipment guys. That comes at a price too.

STEVE O'ROURKE: So you would anticipate the turn's business to probably pick up as a percentage of overall business in Q1 and Q2?

PAUL MCLAUGHLIN: I would.

STEVE O'ROURKE: OK, and one other question. What was deferred revenue?

STEVEN ROTH: It was small. Hold on a second. It was like $2 million, $2.4 million.

STEVE O'ROURKE: I am assuming all of that is Japan or?

STEVE ROTH: No, it is a lot of (INAUDIBLE). It is not major systems or anything. It is more of a deferred revenue is things like extended warranty contracts and things like that.

STEVE O'ROURKE: OK, thank you.

STEVE ROTH: Thanks.

OPERATOR: Thank you. And now I would like to turn the floor back to Mr. Paul McLaughlin for his final comments. Please go ahead.

PAUL MCLAUGHLIN: Thank you operator and thank you all for participating in our conference call and we look forward to speaking to you again. In the meantime, I encourage all shareholders of record on January 5th from both Rudolph and August to vote on February 15th. Thank you and good evening.

OPERATOR: Thank you. This does conclude today's Rudolph Technologies' earning's conference call. You may now disconnect.

END

About Rudolph Technologies

Rudolph Technologies is a worldwide leader in the design, development, manufacture and support of high-performance process control metrology and defect inspection systems used by semiconductor device manufacturers. The Company's products provide a full-fab solution through its families of proprietary systems, which are used throughout the device manufacturing process. Rudolph's product development has successfully anticipated and addressed many emerging trends that are driving the semiconductor industry's growth in order to enhance the competitiveness of its products in the marketplace. The Company's success in creating complementary metrology and inspection applications through aggressive research and development is key to Rudolph's strategy for continued technological and market leadership.

About August Technology

August Technology's autoated inspection and data analysis solutions provide critical product and process enhancing information, which enables microelectronic device manufacturers to drive down costs and time to market. With the first all-surface advanced macro inspection solution, August Technology has incorporated frontside, backside and wafer edge inspection in a single system. Following detection August Technology's decision tools correlate the defect data across surfaces and provide the comprehensive information necessary for device manufacturers to make process-enhancing decisions. Headquartered in Bloomington, Minnesota, August Technology supports its customers with a worldwide sales and service organization. Additional information can be found on the company's web site at www.augusttech.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify those so-called "forward-looking statements" by words such as "may," "will," "would," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of those words and other comparable words. Rudolph and August wish to take advantage of the "safe harbor" provided for by the Private Securities Litigation Reform Act of 1995 and you are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of Rudolph and August. Factors that could cause actual results to differ materially from the expectations expressed in such forward-looking statements include, but are not limited to: (1) cyclicality of the semiconductor industry; (2) customer concentration; (3) introduction of new products by Rudolph's or August's competitors; (4) sole or limited sources of supply; (5) the merger agreement and the transactions contemplated thereby may not be approved by the companies' shareholders; (6) conditions to the closing of the transaction may not be satisfied; (7) the businesses of Rudolph and August may not be integrated successfully, which may result in the combined company not operating as effectively and efficiently as expected or such integration may be more difficult, time-consuming or costly than expected; (8) expected combination benefits from the merger may not be fully realized or realized within the expected time frame; (9) revenues following the merger may be lower than expected; (10) costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the consummation of the merger, or the effects of purchase accounting may be different from the companies' expectations; (11) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (12) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (13) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; (14) the impact of a slowdown in the overall economy; (15) uncertainty of the current global political environment; (16) the potential for terrorist attacks; (17) changes in customer demands for our existing and new products, the timing, cancellation or delay of customer orders and shipments; (18) the timing of revenue recognition of shipments; (19) changes in or an inability to execute our business strategy; (20) unanticipated manufacturing or supply problems and (21) changes in tax rules. Rudolph and August cannot guarantee future results, levels of activity, performance, or achievements. Additional factors that may affect the future results of Rudolph and August are set forth in their respective Form 10-K reports for the year ended December 31, 2004 and other filings with the Securities and Exchange Commission ("SEC"), which are available at http://www.sec.gov, the SEC's website, and at the companies' websites, which are http://www.rudolphtech.com and http://www.augusttech.com, respectively. These factors are updated from time to time through the filing of reports and registration statements with the SEC.

Additional Information and Where to Find It

Rudolph and August Technology have filed with the SEC, a definitive Joint Proxy Statement/Prospectus and other documents regarding the proposed merger described in this press release. This Joint Proxy Statement/Prospectus has been sent to all security holders of Rudolph and August Technology seeking their approval of the transaction. Investors are urged to read the Joint Proxy Statement/Prospectus, which contains important information, including detailed risk factors. This Joint Proxy Statement/Prospectus and other documents filed by Rudolph and August Technology with the SEC are available at http://www.sec.gov, the SEC's website, and at the companies' websites, which are http://www.rudolphtech.com and http://www.augusttech.com, respectively. In addition, investors may obtain free copies of the documents filed with the SEC by Rudolph or August Technology, without charge, by calling The Proxy Advisory Group of Strategic Surveillance, LLC at (866) 657-8728 or (212) 850-8150. Investors are urged to read the Joint Proxy Statement/Prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed merger.

Participants in the Solicitation

Rudolph, August Technology and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of August Technology and the stockholders of Rudolph, as the case may be, in connection with the proposed merger. Information about those executive officers and directors of Rudolph and their ownership of Rudolph common stock is set forth in the proxy statement for Rudolph's 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 22, 2005. Information about the executive officers and directors of August Technology and their ownership of August Technology common stock is set forth in the proxy statement for August Technology's 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2005. Investors and security holders may obtain additional information regarding the direct and indirect interests of Rudolph, August Technology and their respective executive officers and directors in the proposed merger by reading the Joint Proxy Statement/Prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.